1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 29, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2014 FIRST QUARTERLY REPORT

This announcement is made by Aluminum Corporation of China Limited* (the "Company" or, together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1

The board of directors, the supervisory committee, the directors, supervisors and senior management members of the Company guarantee the truthfulness, accuracy and completeness of this quarterly report, that it contains no false representation, misleading statement or material omission, and assume several and joint liabilities.

1.2	All the directors of the Company attended the Board meeting and reviewed the quarterly report.

1.3	Name of Person-in-charge of the Company	Xiong Weiping
	Name of Person-in-charge of Accounting	Xie Weizhi
	Name of Person-in-charge for the Accounting	Lu Dongliang
Department (head of the Accounting Department)

Xiong Weiping, Person-in-charge of the Company, Xie Weizhi, Person-in-charge of Accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness, accuracy and completeness of the financial statements in this quarterly report.

1.4	The financial statements in the first quarterly report of the Company have not been audited.

2.	PRINCIPAL FINANCIAL INFORMATION OF THE COMPANY AND THE CHANGES OF SHAREHOLDERS

2.1	Principal financial information

Unit:'000 Currency: RMB

	31 March 2014	31 December 2013	Increase/Decrease
			(%)

Total assets	207,744,876	199,507,054	4.13
Net assets per share attributable
to owners of the parent	42,294,330	44,357,725	-4.65

	2014	2013
	(January - March)	(January - March)	Increase/ Decrease
			(%)

Net cash flow from operating activities	154,942	-1,091,020	N/A

	2014	2013
	(January - March)	(January - March)	Increase/ Decrease
			(%)

Revenue	35,241,718	34,213,296	3.01
Profit attributable to owners of the parent	-2,156,527	-975,040	N/A
Profit attributable to owners of the parent
after excluding extraordinary
gains and losses	-2,233,123	-1,751,940	N/A
Weighted average rate of return
on net assets (%)	-5.10	-2.28	N/A
Basic earnings per share (RMB per share)	-0.16	-0.07	N/A
Diluted earnings per share (RMB per share)	-0.16	-0.07	N/A

Deducting the gains and losses arising from extraordinary items and amount:

Unit: '000 Currency: RMB

2014
(January -
Items	March)

Gains/(Losses) on disposal of non-current assets	171
Government subsidies included in the gains and losses
for the reporting period (excluding government subsidies
closely related to the ordinary business of the Group and
are granted on an ongoing basis under
the state's policies according to
certain standard amount or quantity)	62,226
Except for the hedging business that is related to the
ordinary business of the Group, the fair value gains
or losses arising from held-for-trading financial assets
and liabilities and investment income on disposing
held-for-trading financial assets and liabilities and
available-for-sale financial assets	-38,376
Gains/(Losses) on external entrusted loans	11,044
Other non-operating income and expenses other
than above items	71,346
Income tax effect	-21,987
Non-controlling interests effect (after tax)	-7,828

Total	76,596

2.2	Total number of shareholders, the top ten shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders	499,331

Shareholding status of top ten shareholders

				Number
				of shares	Number
			Total	held subject	of shares
	Nature of	Shareholding	number of	to trading	pledged or
Name of shareholders	shareholders	percentage	shares	moratorium	frozen
		(%)

Aluminum Corporation of China	State-owned	38.56	5,214,407,195	0	None
HKSCC Nominees Limited	Foreign legal	29.02	3,924,887,434	0	Unknown
	person
China Cinda Asset	State-owned	4.44	600,000,000	0	None
Management Co., Ltd.	legal person
()
China Construction Bank Corporation	State-owned	4.11	556,066,216	0	None
	legal person
China Development Bank	State-owned	3.07	415,168,145	0	None
Capital Corporation Ltd.	legal person
()
Baotou Aluminum (Group) Co., Ltd.	State-owned	2.23	301,217,795	0	None
	legal person
Lanzhou Aluminum Factory	State-owned	0.59	79,472,482	0	None
	legal person
Shanghai Pudong Development Bank	State-owned	0.34	45,916,489	0	None
- Changxin Jinli Trend Equity	legal person
Securities Investment Fund
(
)
Guizhou Provincial Materials	State-owned	0.34	45,800,000	0	29,000,000
Development and Investment	legal person				pledged
Corporation
()
Guangxi Investment Group Co., Ltd.	State-owned	0.19	26,030,864	0	None
()

The top ten shareholders of tradable shares not subject to trading moratorium

Number of
tradable shares
not subject
to trading
moratorium held
as at the end
Name of shareholders (in full)	of the period	Class and number of shares

Aluminum Corporation of China [1]	5,214,407,195	RMB denominated	5,214,407,195
		ordinary shares
HKSCC Nominees Limited	3,924,887,434	Overseas listed	3,924,887,434
		foreign shares
China Cinda Assets Management Corporation	600,000,000	RMB denominated	600,000,000
		ordinary shares
China Construction Bank Corporation Limited	556,066,216	RMB denominated	556,066,216
		ordinary shares
Guokai Financial Limited Company	415,168,145	RMB denominated	415,168,145
		ordinary shares
Baotou Aluminum (Group) Co., Ltd.	301,217,795	RMB denominated	301,217,795
		ordinary shares
Lanzhou Aluminum Factory	79,472,482	RMB denominated	79,472,482
		ordinary shares
Shanghai Pudong Development Bank	45,916,489	RMB denominated	45,916,489
- Changxin Jinli Trend Equity		ordinary shares
Securities Investment Fund
(
)
Guizhou Provincial Materials Development	45,800,000	RMB denominated	45,800,000
and Investment Corporation		ordinary shares
Guangxi Investment Group Co., Ltd.	26,030,864	RMB denominated	26,030,864
		ordinary shares

Connected relationship or concert-party	The number of shares of [1] does not contain the A shares of the Company relationship among the above shareholders

held indirectly by Batou Aluminum (Group) Co., Ltd., Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute Co., Ltd. and Shanxi Aluminum Plant. Aluminum Corporation of China and its subsidiaries altogether hold 5,606,357,299 shares of the Company and 41.45% of voting rights.

3.	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.	Business tax and surcharges decreased by 33%, mainly attributable to the decrease in tax and surcharges following the decrease in circulation tax of the Group for the period.

2.	Loss of assets impairment increased by 21%, mainly attributable to the increase in the provision for inventory impairment of the Group.

3.	Loss in fair value changes increased by 165%, mainly attributable to the increase in the loss in fair value changes arising from futures contracts held by the Group.

4.	Investment income decreased by 24%, mainly attributable to the decrease in income in the associates and joint ventures of the Group as compared with the corresponding period last year.

5.

Non-operating income decreased by 86%, mainly attributable to the recognition of negative goodwill incurred from the incorporation of Ningxia Energy by the Group and the decrease in income from subsidies in the corresponding period last year.

6.	Non-operating expenses decreased by 39%, mainly attributable to the decrease in expenses on donations of the Group.

7.	Income tax expenses increased by 157%, mainly attributable to the fact that most of the losses of the Group are unrecognized as deferred income tax assets.

8.	Cash and cash equivalents increased by 30%, mainly attributable to the broadening of financing channel of the Group.

9.	Trade receivables increased by 42%, mainly attributable to the increase in accounts receivable.

10.	Interest receivable increased by 76%, mainly attributable to the interests from the consideration of the assets transfer and the sales of equity interests to Chinalco by the Group.

11.	Other current assets increased by 30%, mainly attributable to the increase of principal guaranteed wealth management products purchased by the Group to liquidize temporarily laid-up capital.

12.	Financial liabilities held for trading increased by 3870%, mainly attributable to the deficit in position of the futures at the end of the contract term.

13.	Notes payables increased by 55%, mainly attributable to a proper increase in settlement method of notes during procurement to respond to a tightening money market.

14.	Advances from customers increased by 34%, mainly attributable to the increase in sales, resulting in the increase in payments received in advance by the Group.

15.

Staff remuneration payables increased by 33%, mainly attributable to the delay in payment of social insurance premium of Ningxia Energy, a controlling subsidiary of the Group, which is dealing with the changes of its social insurance attribution.

16.	Long-term payables increased by 88%, mainly attributable to finance leasing obtained by Shanxi Huaze, a controlling subsidiary of the Group.

17.

Net cash flow from operating activities of the Group for the first quarter was RMB155 million of net inflow, representing an increase of RMB1.246 billion from net outflow of RMB1.091 billion in the same period last year, mainly attributable to the enhancement of management to current assets and current liabilities through transformation of operations of cash flow. On production and operation, the production cost of electrolytic aluminum and alumina, being the principal products, fell by approximately 3% and 7% respectively and the total of selling expense, administrative expense and finance expense decreased by approximately 10% as compared with the same period last year in the first quarter, mainly attributable to a strict control of cost and expenses in every aspect of the Group. However, due to the overcapacity of electrolytic aluminium, the selling prices of electrolytic aluminum and alumina of the Company decreased by approximately 10% and 5% as compared with the same period last year, respectively, resulting in an increase of approximately RMB1,300 million in the amount of loss.

3.2	Progress of significant events and effects thereof and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company and its shareholders with shareholding of 5% or more

Applicable	Not Applicable

Aluminum Corporation of China (hereafter referred to as "Chinalco") undertook that the Company would arrange to dispose of its aluminum fabrication business or acquire aluminum fabrication business from Chinalco and would acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

In 2013, the horizontal competition in the aluminum fabrication business was solved through the adjustment of the development strategy by the Company, during which the eight aluminum fabrication enterprises such as Chalco Henan Aluminum Co., Limited, as well as Northwest Aluminum Fabrication Branch () were disposed to Chinalco in entirety. Up till now, both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite business. However, as the pseudo-boehmite business is not among the principal activities of the Company, and the pseudo-boehmite business in Shanxi Aluminum Plant of Chinalco was of a small scale, the acquisition of such assets will incur additional cash expenditure and will not improve the Company's performance.

The Company and Chinalco will strive to resolve the problem of horizontal competition on pseudo-boehmite business as the opportune time arises with reference to the market situations within five years since 1 January 2014.

In 2013, the Company had transferred the relevant assets of the alumina production line of Guizhou Branch to Chinalco, which resulted in a new horizontal competition on alumina business between the Company and Chinalco. Chinalco undertook that it will halt production within three years till 30 June 2016 after taking over alumina assets in Guizhou Branch as the solution to the horizontal competition.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period last year and the reason thereof

Applicable	Not Applicable

The Company expects to record loss for the period from the beginning of the year to the end of next reporting period due to severe overcapacity of aluminum as well as the continuous depression of the market prices of products. Details will be disclosed in the interim report of the Company for 2014.

Aluminum Corporation of China Limited*
Legal representative: Xiong Weiping
29 April 2014

4.	APPENDICES

Consolidated Balance Sheet
As at 31 March 2014
Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB

	31 March	31 December
Items	2014	2013

Current assets:
Cash and cash equivalents	16,112,560	12,425,853
Settlement reserve
Placements with banks and
other financial institutions
Held-for-trading financial assets	24	23
Notes receivable	2,344,553	2,142,453
Accounts receivable	5,699,899	4,014,152
Prepayments	7,060,621	5,805,619
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable	520,053	294,748
Dividends receivable	125,135	125,135
Other receivables	12,364,886	11,674,138
Purchases of resold financial assets
Inventories	23,030,339	23,535,948
Non-current assets due within one year	28,000	28,000
Other current assets	3,922,471	3,019,352

Total current assets	71,208,541	63,065,421

Non-current assets:
Entrusted loans and advances granted
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	7,111,219	6,984,771
Investment properties
Fixed assets	83,231,967	85,145,430
Construction in progress	17,203,693	15,190,275
Construction materials	277,181	270,267
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	11,166,948	11,251,410
Development expenses
Goodwill	2,345,063	2,344,953
Long-term deferred expenditures	297,559	281,904
Deferred income tax assets	1,824,847	1,793,310
Other non-current assets	13,077,858	13,179,313
Total non-current assets	136,536,335	136,441,633

Total assets	207,744,876	199,507,054

Current liabilities:
Short-term borrowings	44,579,147	47,146,473
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and
other financial institutions
Held-for-trading financial liabilities	77,304	1,947
Notes payable	5,619,030	3,631,144
Accounts payable	9,273,201	8,770,506
Payments received in advance	2,102,179	1,565,691
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	486,593	365,944
Taxes payable	520,743	557,377
Interest payable	813,958	726,064
Dividends payable	108,251	108,251
Other payables	6,471,401	6,965,626
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	11,291,084	11,612,587
Other current liabilities	19,285,804	15,285,971

Total current liabilities	100,628,695	96,737,581

Non-current liabilities:
Long-term borrowings	29,711,953	26,974,618
Debentures payable	22,317,200	19,320,210
Long-term payables	1,445,181	767,157
Special payables	140,080	119,080
Projected liabilities	96,632	98,792
Deferred income tax liabilities	1,083,109	1,088,150
Other non-current liabilities	683,046	699,347
Total non-current liabilities	55,477,201	49,067,354

Total liabilities	156,105,896	145,804,935

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	13,743,094	13,743,094
Less: Treasury stock
Special reserve	186,210	146,200
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained earnings	9,171,260	11,327,787
Foreign currency translation differences	-198,279	-251,401
Total owner's equity attributable to
the owners of the parent	42,294,330	44,357,725
Non-controlling interest	9,344,650	9,344,394

Total owner's equity	51,638,980	53,702,119

Total liabilities and owner's equity	207,744,876	199,507,054

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Balance Sheet of the Parent Company
As at 31 March 2014
Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB

	31 March	31 December
Items	2014	2013

Current assets:
Cash and cash equivalents	10,086,647	5,207,329
Held-for-trading financial assets
Notes receivable	807,184	408,578
Accounts receivable	2,679,479	1,622,687
Prepayments	348,782	584,279
Interest receivable	428,602	295,027
Dividends receivable	217,180	217,180
Other receivables	8,169,826	7,629,382
Inventories	12,149,092	12,265,310
Non-current assets due within one year	28,000	28,000
Other current assets	807,610	914,368

Total current assets	35,722,402	29,172,140

Non-current assets:
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	27,919,156	27,903,030
Investment properties
Fixed assets	46,413,383	47,349,667
Construction in progress	4,063,556	3,790,443
Construction materials	42,326	36,975
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,464,282	2,507,098
Development expenses
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	144,196	127,962
Deferred income tax assets	1,217,016	1,202,232
Other non-current assets	4,801,178	4,801,174
Total non-current assets	89,396,038	90,049,526

Total assets	125,118,440	119,221,666

Current liabilities:
Short-term borrowings	24,905,000	25,810,000
Held-for-trading financial liabilities
Notes payable
Accounts payable	5,393,503	4,893,450
Payments received in advance	527,588	385,315
Staff remuneration payables	272,199	211,752
Taxes payable	136,818	172,421
Interests payable	590,209	589,828
Dividends payable
Other payables	3,101,842	4,321,838
Non-current liabilities due within one year	6,229,940	6,294,940
Other current liabilities	19,276,205	15,275,680

Total current liabilities	60,433,304	57,955,224

Non-current liabilities:
Long-term borrowings	7,099,408	4,984,408
Debentures payable	21,929,447	18,920,210
Long-term payables
Special payables	112,780	91,780
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	397,287	400,952
Total non-current liabilities	29,538,922	24,397,350

Total liabilities	89,972,226	82,352,574

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	14,645,595	14,645,595
Less: Treasury stock
Special reserve	56,786	54,112
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained earnings	1,051,788	2,777,340

Total owner's equity
(or shareholder's equity)	35,146,214	36,869,092

Total liabilities and owners' equity
(or shareholder's equity)	125,118,440	119,221,666

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Consolidated Income Statement
January to March 2014

Unit: '000 Currency: RMB

	2014	2013
Items	January to March	January to March

I.	Total operating revenue	35,241,718	34,213,296
Including:	Operating revenue	35,241,718	34,213,296
Interest income
Premiums earned
Handling charges and
commission income

II.	Total cost of operations	37,690,839	36,319,071
Including:	Operating cost	35,012,918	33,404,017
	Interest expenses
	Handling charges and
	commission expenses
	Returned premium
	Net expenditure for
	compensation payments
	Net provision for insurance deposits
	Policyholder dividend expenses
	Reinsurance costs
	Business tax and surcharges	55,615	83,233
	Selling expenses	420,349	457,625
	Administrative expenses	621,172	645,200
	Finance expenses	1,325,754	1,517,509
	Loss on assets impairment	255,031	211,487
Add:	Gains on fair value changes
	(loss stated with "-")	-75,576	-28,543
	Investment income
	(loss stated with "-")	177,274	234,330
Including:	Investment income
	from associated
	companies and
	joint ventures	125,604	198,861
Foreign currency
exchange gains
(loss stated with "-")

III.	Operating profit (loss stated with "-")	-2,347,423	-1,899,988
Add:	Non-operating income	133,917	958,079
Less:	Non-operating expenses	3,599	5,929
Including:	Loss from disposal
	of non-current assets	6	41

IV.	Total profit (total loss stated with "-")	-2,217,105	-947,838
Less:	Income tax expenses	16,433	-28,995

V.	Net profit (net loss stated with "-")	-2,233,538	-918,843
	Net profit attributable to owners
	of the parent	-2,156,527	-975,040
	Non-controlling interests	-77,011	56,197

VI.	Earnings per share:
	(i) Basic earnings per share	-0.16	-0.07
	(ii) Diluted earnings per share	-0.16	-0.07

VII.	Other comprehensive income	53,122	-44,237

VIII.	Total comprehensive income	-2,180,416	-963,080
	Total comprehensive income attributable
	to owners of the parent	-2,103,405	-1,019,277
	Total comprehensive income attributable to
	non-controlling shareholder	-77,011	56,197

Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Income Statement of the Parent Company
January to March 2014

Unit: '000 Currency: RMB

	2014	2013
Items	January to March	January to March

I.	Operating revenue	10,226,239	11,281,182
Less:	Operating costs	10,558,709	11,178,820
	Business tax and surcharges	31,798	52,139
	Selling expenses	266,933	253,389
	Administrative expenses	338,418	319,102
	Finance expenses	804,081	773,650
	Loss on assets impairment	54,109	99,909
Add:	Gains on fair value changes
	(loss stated with "-")	0	11,222
	Investment income (loss stated with "-")	25,026	844
Including:	Investment income from associated
	companies and joint ventures	14,904	-21,465

II.	Operating profit (loss stated with "-")	-1,802,783	-1,383,761
Add:	Non-operating income	63,557	154,440
Less:	Non-operating expenses	1,110	3,888
Including:	Loss from disposal of
	non-current assets	6	4

III.	Total profit (total loss stated with "-")	-1,740,336	-1,233,209
Less:	Income tax expenses	-14,784	14,011

IV.	Net profit (net loss stated with "-")	-1,725,552	-1,247,220

V.	Earnings per share:
	(i) Basic earnings per share
	(ii) Diluted earnings per share

VI.	Other comprehensive income

VII.	Total comprehensive income	-1,725,552	-1,247,220

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Consolidated Cash Flow Statement
January to March 2014

Unit: '000 Currency: RMB

	2014	2013
Items	January to March	January to March

I.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	39,881,635	40,166,561
	Net increase in deposits from
	customers and placements from banks
	and other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums
	of original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of
	held-for-trading financial assets
	Cash received from interest,
	handling charges and commissions
	Net increase in capital due to
	banks and other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	13,566	40,360
	Other cash received relating
	to operating activities	206,970	384,116
	Sub-total of cash inflow
	from operating activities	40,102,171	40,591,037
	Cash paid for purchase of
	goods and receipt of services	36,032,724	36,719,807
	Net increase in loans and advances to customers
	Net increase in placements with central bank
	and other financial institutions
	Cash paid for claims on
	original insurance contracts
	Cash payment for interest, handling
	charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	1,422,913	1,904,542
	Taxes and surcharges paid	751,104	583,207
	Other cash paid relating to operating activities	1,740,488	2,474,501
	Sub-total of cash outflow from
	operating activities	39,947,229	41,682,057

	Net cash flow from operating activities	154,942	-1,091,020

II.	Cash flows from investment activities:
	Cash received from disposal of investments		16,806
	Cash received from returns on investments	44,633	269,242
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	603	203,388
	Net cash received from disposal of subsidiaries
	and other operating entities	10,000
	Other cash received relating to
	investment activities	259,106	31,846
	Sub-total of cash inflow from
	investment activities	314,342	521,282
	Cash paid to acquire fixed assets,
	intangible assets and other long-term assets	2,008,523	2,420,930
	Cash paid for investment	1,169,686	234,412
	Net increase in pledged loans
	Net cash paid for acquisition of
	subsidiaries and other operating entities	29,136	403,187
	Other cash paid relating to investment activities	88,046	1,099,874
	Sub-total of cash outflow from
	investment activities	3,295,391	4,158,403

	Net cash flows from investment activities	-2,981,049	-3,637,121

III.	Cash flow from financing activities:
	Proceeds received from investments	48,031
Including:	Proceeds received by subsidiaries
	from non-controlling
	shareholders' investment	48,031
Cash received from borrowings	15,891,256	20,884,209
Cash received from issue of debentures	14,000,000	5,971,500
Other cash received relating to
financing activities	21,000	365,400
Sub-total of cash inflow from
financing activities	29,960,287	27,221,109
Cash paid for repayment	22,120,228	18,100,772
Cash paid for dividend and profit
distribution or interest repayment	1,449,596	1,569,160
Including:	Dividend and profit paid
by subsidiaries to
non-controlling shareholders
	Other cash paid relating to financing activities	33,000	470,689
	Sub-total of cash outflow from
	financing activities	23,602,824	20,140,621

	Net cash flows from financing activities	6,357,463	7,080,488

IV.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	-64,280	-3,484

V.	Net increase in cash and cash equivalents	3,467,076	2,348,863
Add:	Balance of cash and
	cash equivalents at
	the beginning of the period	11,381,695	9,063,593

VI.	Balance of cash and cash equivalents at
	the end of the period	14,848,771	11,412,456

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Cash Flow Statement of the Parent Company
January to March 2014

Unit: '000 Currency: RMB

	2014	2013
Items	January to March	January to March

I.	Cash flow from operating activities:
	Cash received from product sales
	and rendering of services	10,651,583	13,117,368
	Refund of tax and levies received	13,566	14,431
	Other cash received relating to
	operating activities	84,713	174,676
	Sub-total of cash inflow from
	operating activities	10,749,862	13,306,475
	Cash paid for purchase of goods and
	receipt of services	10,884,012	12,342,654
	Cash paid to and on behalf of employees	933,205	1,130,131
	Taxes and surcharges paid	405,648	653,589
	Other cash paid relating to operating activities	791,994	666,418
	Sub-total of cash outflow from
	operating activities	13,014,859	14,792,792

	Net cash flow from operating activities	-2,264,997	-1,486,317

II.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	6,731	12,160
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets		56,705
	Net cash received from disposal of subsidiaries
	and other operating entities	10,000
	Other cash received relating to
	investment activities	1,023,000
	Sub-total of cash inflow from
	investment activities	1,039,731	68,865
	Cash paid to acquire fixed assets, intangible
	assets and other long-term assets	561,184	863,190
	Cash paid for investment	17,200	583,000
	Net cash paid for acquisition of
	subsidiaries and other operating entities		4,387,630
	Other cash paid relating to investment activities	650,000	21,087
	Sub-total of cash outflow from
	investment activities	1,228,384	5,854,907

	Net cash flows from investment activities	-188,653	-5,786,042

III.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	6,895,000	7,900,000
	Cash received from bond issue	14,000,000	6,000,000
	Other cash received relating to
	financing activities	21,000	365,400
	Sub-total of cash inflow from
	financing activities	20,916,000	14,265,400
	Cash paid for repayment	12,754,575	7,103,000
	Cash paid for dividend and profit
	distribution or interest repayment	800,752	550,941
	Other cash paid relating to financing activities	12,000
	Sub-total of cash outflow from
	financing activities	13,567,327	7,653,941

	Net cash flows from financing activities	7,348,673	6,611,459

IV.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	-383	53

V.	Net increase in cash and cash equivalents	4,884,640	-660,847
Add:	Balance of cash and cash
	equivalents at the beginning
	of the period	4,894,640	4,396,234

VI.	Balance of cash and cash equivalents at
	the end of the period	9,785,607	3,735,387

	Person-in-charge	Head of Accounting
Legal Representative:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
29 April 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Wang Jun (Non-executive Director); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary